

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 8, 2007

Ms. Catherine R. Smith
Centex Corporation
2728 N. Harwood
Dallas, Texas 75201

      RE: Centex Corporation
              Form 10-K for the fiscal year ended March 31, 2006
              Filed May 19, 2006
              File #1-6776

Dear Ms. Smith:

      We have reviewed your response letter dated April 13, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended March 31, 2006

Note I. Business Segments, page 77

1. We have reviewed your response to our prior comment six and your proposal to present seven reportable segments within your homebuilding operations. As described in paragraph 3 of SFAS 131, the objective of requiring disclosures about segments of an enterprise is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

   a. Better understand the enterprise's performance
   b. Better assess its prospects for future net cash flows
   c. Make more informed judgments about the enterprise as a whole.

Because your homebuilding operations primarily operate in a single type of business activity, the purpose of segment reporting is to provide information about the different economic environments in which you operate. Further, because the nature of your business is so tied to geography and is in fact managed on that basis, geographic markets, in effect, appear to represent your different economic environments.

Based on the information you provided, it appears to us that each local market division within your regions is an operating segment. However, considering the guidance of paragraph 24 of SFAS 131, we recognize that there are practical limits to the number of reportable segments that would be useful to users of your financial statements.

We also recognize that one may interpret paragraph 17 of SFAS 131 to imply that certain operating segments, however close in geographic proximity, should not be aggregated due to potential economic dissimilarity. We acknowledge that this interpretation presents considerable implementation problems. For example, it may require aggregation into reportable segments that would either be too large in number, or that would offer almost no analytical value, due to the lack of geographic proximity of the operating segments. Such an interpretation may also require the constant retroactive restatement of previous year reportable segments, such that their usefulness would become inconsistent with paragraph 3 of the pronouncement.

Accordingly, we do not object to the concept of regional reportable segments because of:

- The strongly geographic nature of your business;
- The guidance of paragraph 24, that limits the usefulness of too many reportable segments;
- Other practical implementation issues raised and discussed above.

However, please reconsider your proposed reportable segments. Your revised proposal should be based on the geographic proximity of your operating segments as opposed to your current proposal which you indicate is focused on housing margin. For example, we note that your current proposal includes certain states that do not appear to have unusual markets, such as Georgia and South Carolina, in more than one reportable segment. Also, certain reportable segments in your current proposal appear to include operating segments that are not in close geographic proximity such as East, East Central, and Other. In your revised proposal, please help us understand how the local market divisions presented in your supplemental materials are grouped together to form your reportable segments.

Please note that even if certain regional reportable segments show similar economic characteristics, this would not be an indication that further aggregation is appropriate. We remind you that the basic aggregation principle is applied at the operating segment level, and your operating segments are your local market divisions.

In light of the geographic nature of your business, the guidance in paragraph 24 of SFAS 131, and the practical implementation issues discussed above, we believe that you are required to provide a reasonable number of reportable segments, based on geographic proximity, which should form the basis of your aggregation criteria. The aggregation of operating, or reportable segments, from widely distant locations, even if economically similar, reduces the usefulness of the reportable segments and is inconsistent with paragraph 3 of SFAS 131.

In addition, your future disclosures should clarify the following:

- In each periodic report you should disclose each component of your reportable segments, such as each state or local market represented in that segment.
- To the extent that your involvement or lack of involvement, in any smaller region would be helpful to users, you should disclose that fact.
- If practicable, you should provide revenue information by product type as required by paragraph 37 of SFAS 131, showing single family homes, multi-family homes, high-rise condominiums or any other product types.
- You should provide a robust MD&A that identifies and quantifies the activities and expected trends and uncertainties of the individual operating segments included in each reportable segment, where such information is useful to an understanding or your operations.

Form 10-Q for the quarterly period ended December 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. We have reviewed your responses to our prior comments two, nine and eleven. We note your belief that it is impractical to give a comprehensive discussion of the individual factors contributing to the impairments and write-offs you have recorded. However, it continues to appear to us that your discussion of the factors that resulted in these charges is too broad and does not allow a reader to understand management's insights and assumptions with regard to how you determined the amounts of the impairments and write-offs as well as the potential recoverability of your remaining land related assets. Please revise future filings to:

- Quantify and disclose the most significant assumptions underlying your analyses of impairments and write-offs by geographic region and provide some form of a sensitivity analysis that quantifies the impact of changes in your underlying assumptions.

- At each balance sheet date, disclose the number of neighborhoods, land investments and land options you evaluated for impairment, the number for which you recorded impairments and the remaining carrying values of those assets.
- At each balance sheet date, disclose the number of neighborhoods, land investments and land options for which estimated future undiscounted cash flows are close to their carrying value and disclose the carrying value of those assets.

We continue to believe that such disclosures would provide investors with more information on your most critical accounting estimates and may help them evaluate the likelihood of potential future impairments.

Sub-prime Lending

3. Although there may be differing definitions of sub-prime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

- A rate above prime to borrowers who do not qualify for prime rate loans;
- Borrowers with low credit ratings (FICO scores);
- Interest-only or negative amortizing loans;
- Unconventionally high initial loan-to-value ratios;
- Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
- Borrowers with less than conventional documentation of their income and/or net assets;
- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Please explain to us how you specifically define sub-prime loans in practice, if at all. Please consider the above definition, in general, as part of your response. Please help us understand the potentially materiality of your exposure to sub-prime loans. In addition, please help us understand the potential impact of the current environment related to sub-prime lending on the underlying operations and cash flows of your financial services segment and your homebuilding segments. If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from sub-prime lending, is remote, please explain. If it is reasonably possible, please tell us what future disclosures you will include to provide a clear understanding of your potential exposure.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 824-5563, Anne McConnell at (202) 942-1795 or, in their absence, to the undersigned at (202) 824-5373.

Sincerely,

John Cash
Accounting Branch Chief